Exhibit F

Wardel Law

April 15, 2022

Ernest Hemple

Chief Executive Officer

Hoop Street Center I Corp

20715 S 184th Place

Queen Creek, AZ 85142

Re: Hoop Street Center I Corp

Dear Mr. Hemple:

In connection with the Regulation A Post-Qualification Offering Circular Amendment No. 1 for the offering of Preferred Stock for Hoop Street Center I Corporation, dated April 15, 2022, please accept this letter as my opinion under the laws of the state of Arizona as to the legality of the securities covered by the Offering Statement.

It is my opinion that under the laws of the state of Arizona, the shares of Preferred Stock offered will, when sold, be legally issued, fully paid and non-assessable.

Very truly yours,

/s/ Adam Wardel
Adam Wardel
Attorney at Law